Phone:	(212) 885-5239
Fax:	(917) 332-3817
Email:	Twestle@blankrome.com

July 2, 2013

Kimberly A. Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Progressive Return Fund (the “Fund”)
SEC File Numbers: 333-187955 and 811-22066

Dear Ms. Browning:

On behalf of the Fund, attached herewith for filing is a post-effective amendment (the “Amendment”) to the Fund’s registration statement on Form N-2, filed on April 17, 2013, as amended on May 17, 2013, and declared effective on May 22, 2013 (the “Initial Registration Statement”), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.

The Fund suspended its rights offering of the Fund’s shares of  beneficial interest (the “Rights Offering”) on June 24, 2013, in accordance with an undertaking made by the Fund in the Registration Statement, due to the Fund's net asset value having declined more than 10% from $4.74 on May 17, 2013 (the last calculated net asset value prior to the effective date of May 22, 2013), the effective date of the Fund's registration statement, to $4.24 on June 21, 2013.

The Fund now intends to resume the suspended Rights Offering. On June 28, 2013, the Board of the Fund authorized the resumption of the suspended Rights Offering.  All the terms of Rights Offering will remain the same, except that the expiration date for the Rights Offering shall be extended until July 26, 2013, unless further extended. The Fund will supplement the Prospectus relating to the Rights Offering to advise shareholders of the decline in net asset value of the Fund and of the new expiration date. The Rights Offering will continue to be made on the same terms as described in the Prospectus (and using the same subscription documentation previously supplied to shareholders), except for the change in expiration date.  There have been no material changes to the Initial Registration Statement or the financial statements of the Fund since the effective date of the Initial Registration Statement, May 22, 2013, other than the issuance and payment of the June distribution.

Kimberly A. Browning
July 2, 2013

The Amendment as filed contained no material differences from the two precedents we reviewed when making this filing, namely (i) the amendment filed by Morgan Stanley Eastern Europe Fund, Inc. on June 29, 2006, Registration No. 333-132527, and (ii) the amendment filed by The Mexico Equity and Income Fund, Inc. on August 21, 2007, Registration No. 333-142629.

The Staff follows certain selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements.  The Staff may determine not to review a registration statement (or portions of a registration statement) based on similarity to prior filings that have been reviewed by the Staff.  Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing. Please accept this letter as a request under the “selective review” procedures discussed herein.

Should you have any questions or comments regarding the above, please contact me at (215) 885-5239.

Sincerely,

Thomas R. Westle

TRW:dc